

SECURITIES AND EXCHANGE COMMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Discovery Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

826 Northwood Avenue
(No. and Street)

Cherry Hill, (City) NJ (State) 08002-3412 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Marella 856-661-9719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey A. Laine, CPA
(Name – *if individual, state last, first, middle name*)

38 Cohasset Lane (Address) Cherry Hill (City) NJ (State) 08003 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/19/2002

OATH OR AFFIRMATION

I, Nicholas Marella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discovery Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 15,

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISCOVERY SECURITIES, INC.

REPORT OF AUDIT

FOR THE YEAR ENDED DECEMBER 31, 2001

Jeffrey A. Laine
Certified Public Accountant
38 Cohasset Lane
Cherry Hill, NJ 08003
(856) 751-5220

INDEPENDENT AUDITOR'S REPORT

Mr. Nicholas J. Marella, President
Discovery Securities, Inc.

I have audited the accompanying statement of financial position of Discovery Securities, Inc. as of December 31, 2001 and the related statement of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Discovery Securities, Inc. as of December 31, 2001 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jeffrey A. Laine
Certified Public Accountant

Cherry Hill, New Jersey
February 27, 2002

Jeffrey A. Laine
Certified Public Accountant
38 Cohasset Lane
Cherry Hill, NJ 08003
(856) 751-5220

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Nicholas J. Marella, President
Discovery Securities, Inc.

In planning and performing my audit of the financial statements of Discovery Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g)(I), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedure referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.



Jeffrey A. Laine
Certified Public Accountant

Cherry Hill, New Jersey
February 27, 2002

DISCOVERY SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
December 31, 2001

ASSETS

Current Assets:	
Cash and cash equivalents	$ 8,856
Total Current Assets	8,856
	$ 8,856

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 1,294
Stockholder's Equity:	
Common Stock, $0 Par Value	
Additional Paid in Capital	$ 10,140
Retained Earnings (Deficit)	(2,578)
Total Proprietor's Equity	7,562
	$ 8,856

The accompanying notes are an integral part of these financial statements.

DISCOVERY SECURITIES
STATEMENT OF INCOME AND RETAINED EARNINGS
For The Year Ended December 31, 2001

Fee Revenues:	
Commissions and fees	$ 981
Expenses:	
Accounting	632
Bank charges	103
Filing Fees	200
Office supplies	1,300
Total Expenses	2,235
Net Loss from Operations	(1,254)
Other Income:	
Interest	95
Net Loss	($ 1,159)
Retained Earnings (Deficit)	
Balance - January 1	($ 1,419)
Balance - December 31	($ 2,578)

The accompanying notes are an integral part of these financial statements.

DISCOVERY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

Cash Flows from Operating Activities:		
Net loss		($ 1,159)
Adjustments to reconcile Net Income to Net Cash Provided by Operating activities:		
Amortization and Depreciation	0	
Changes in Assets and Liabilities:		
Increase in accounts payable	1,294	
Total Adjustments		1,294
Net Cash Provided by Operating Activities		135
Net Increase in Cash		135
Cash Balance, December 31, 2000		8,721
Cash Balance, December 31, 2001		$ 8,856

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Discovery Securities, Inc. is a NJ Corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and has been engaged in the distribution of various mutual funds. Prior to January 1, 1999, Discovery Securities operated as a sole proprietorship owned solely by Nicholas Marella. Effective January 1, 1999, the company began operating as a Corporation, which also is owned entirely by Nicholas Marella. There has been no significant change in the broker dealer's normal business operations.

Basis of Accounting:

The accounts of the business are maintained on the accrual basis of accounting and are in accordance with generally accepted accounting principles.

Fixed Assets:

Fixed assets are stated at cost. Major renewals and improvements are charged to the fixed asset accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets are expended currently.

At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation and amortization accounts are adjusted. Gain or loss from retirements or sales is credited or charged to income.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

Income Taxes:

The Company has a net operating loss carry forward from 2000, which eliminates any federal taxable income for the year 2001. Accordingly, there has been no provision for federal income taxes.

Note 2: NET CAPITAL REQUIREMENT:

The Company is subject the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $ 7,562, which was $2,562 in excess of its required net capital of $5,000. The Company's ration of aggregate indebtedness to net capital was 0.17 to 1.

Schedule I

DISCOVERY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As Of December 31, 2001

Net Capital Computation:	
Total stockholder's equity	$ 7,562
Deductions:	
Non-allowable assets:	
None	0
Total Deductions	0
Net Capital	$ 7,562
Total Aggregate Indebtedness	$ 1,294
Ratio of Aggregate Indebtedness to Net Capital	17%
Computation of Basic Net Capital Required:	
Minimum net capital required (6.66% of aggregate indebtedness)	0
Minimum dollar net capital requirement of broker/dealer	5,000
Net Capital Requirement (greater of two above)	5,000
Excess Net Capital	$ 2,562
Excess Net Capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 7,432

Schedule I

DISCOVERY SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934 (cont'd)
As Of December 31, 2001

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2001):

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 7,562
Adjustments to Net Capital:	
Increases to Net Capital:	0
Decreases to Net Capital:	0
Net Capital per Audit Report	$ 7,562

Other audit adjustments not affecting Net Capital:

Schedule II

DISCOVERY SECURITIES, INC.
STATEMENT OF EXEMPT STATUS
For The Year Ended December 31, 2001

Discovery Securities is a corporation owned 100% by Nicholas Marella and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm operates under the K-1 Exemption. The firm is engaged in the distribution of mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.